Phone: (323) 264-1670
Fax: (323) 260-7605

April 8, 2005

Mr. Rufus Decker, Accounting Branch Chief

Division of Corporation Finance

Securities And Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549-0510

Re:  International Aluminum Corporation, File No. 1-7256

Dear Mr. Decker:

This letter responds to your letter addressed to Mr. Cornelius C. Vanderstar of International Aluminum Corporation, dated March 2, 2005.  Your letter requests supplemental information relating to the review by your staff of our Form 10-K for the fiscal year ended June 30, 2004, our Form 10-Q for the quarter ended September 30, 2004 and our response to your letter dated January 26, 2005.

Letter to Shareholders

1.               In future Annual Reports, we will state the source of any market data as well as the basis for any statement of our percentage of the market.

Significant Changes in Results of Operations,  page 4

2.               In future Form 10-Ks, and as already implemented in our Form 10-Q for the quarter ended December 31, 2004 (see pages 9 - 11), we will structure our discussion of results of operations by business segment and discuss in appropriate detail the business reasons for the changes between periods.  We also will quantify the amount of the change attributable to each business reason where appropriate.

As requested, the following is a draft of the discussion of our results of operations for the year ended June 30, 2004 as compared to June 30, 2003 that will appear in our next Form 10-K.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Significant Changes in Results of Operations

2004 vs. 2003

General Overview

Net sales for fiscal 2004 increased $20,485,000 or 10.6% from fiscal 2003.  All Groups achieved increased sales during 2004 compared to the prior year.  Gross profit increased to 20.6% of sales in 2004 compared to 18.4% in 2003.  All Groups realized reductions, to varying degrees, in their cost of sales percentages during fiscal 2004 compared to the prior year.  Selling, general and administrative expenses increased $5,107,000 to 15.8% of sales in fiscal 2004 compared to 14.8% in fiscal 2003.

The Company includes product costs, inbound freight, purchasing, receiving, inspection, internal transfer, warehousing and other costs of the Company’s distribution network in cost of goods sold, thereby reducing gross profit by these amounts.  Cost of sales and gross profit as a percent of sales for the Company may not be comparable to those of other companies in our industry since other entities may record purchasing, warehousing and distribution costs as Selling, General and Administrative expense.

The contribution to these results by each segment is discussed below.

Residential Products

Sales of the Residential Products Group increased $11,361,000 or 21.2% compared to the 2003 year.  Low mortgage interest rates and increased consumer confidence continued to stimulate new home construction, resales of existing homes and home improvement spending during fiscal 2004.  In addition, sales at our South Gate, California facility continue to improve due to our success in restoring customer confidence in our product quality and customer service that had suffered during the prolonged strike in fiscal 2002.  New product development and new marketing and advertising programs have also contributed to the increased sales of this Group.  Gross profit increased to 29.1% of sales in fiscal 2004 compared to 27.1% in 2003.  This Group experienced decreased material, labor and overhead cost percentages compared to the prior year reflecting production efficiencies attained from additional automation and the substantially higher sales volume.  Selling, general and administrative expenses increased $2,502,000 to 13.0% of sales in fiscal 2004 compared to 11.2% of sales in 2003.  This increase includes $1,064,000 for retrospective workers’ compensation and general liability insurance policies, $543,000 for additional employment related to the increase in sales and attainment of incentive compensation targets, $451,000 for advertising and promotional costs, and $119,000 for current year general liability insurance costs.

Commercial Products

Sales of the Commercial Products Group increased $1,444,000 or 1.5% compared to the 2003 year.  This increase was due to the substantial gains achieved during the fourth quarter, $4,027,000 or 17.1% compared to the same period of the prior year.  Throughout most of fiscal 2004 a soft commercial construction market coupled with increased competitive conditions negatively impacted this group.  Sales of newly developed product lines lessened the negative impact.  The fourth quarter results benefited from increased construction activity, together with an approximately 6% increase in sales prices.  Gross profit increased to 21.5% of sales in fiscal 2004 compared to 19.5% in 2003.  This Group achieved lower costs as a percentage of sales compared to last year mainly due to improved margins generated as a result of the aforementioned fourth quarter sales increase.  In addition, the prior year had unusually high material costs for some major projects at the United States Aluminum facility in Texas.  Selling, general and administrative expenses increased $768,000 to 13.1% of sales in fiscal 2004 compared to 12.6% of sales in 2003.  This increase was mainly due to an increase of $459,000 for employment costs related to achievement of incentive compensation targets, $200,000 for retrospective workers’ compensation and general liability insurance policies and $175,000 for employment and sales representation costs related to the increase in sales.

Aluminum Extrusion

Sales of the Aluminum Extrusion Group increased $7,680,000 or 18.5% compared to the 2003 year.  Net tonnage shipped increased 13.9%.  The Extrusion Group continues to benefit from expanded geographic market penetration, particularly the area served by our Texas facility.  Although subject to a highly competitive market, the Group increased sales prices during the latter part of the year commensurate with the increased cost of aluminum.  Gross profit increased to 3.8% of sales in fiscal 2004 compared to 2.5% in 2003.  This Group, while absorbing higher material costs compared to the prior year, posted decreased labor and overhead cost percentages primarily due to production efficiencies resulting from the higher tonnage output.  Selling, general and administrative expenses increased $657,000 to 3.1% of sales in fiscal 2004 compared to 2.8% of sales in 2003.  This increase is mainly attributable to $478,000 for additional employment and sales representation costs related to the increase in sales and achievement of incentive compensation targets.

Corporate

General and administrative expenses increased $1,180,000 to 4.2% of consolidated net sales in fiscal 2004 compared to 4.0% in 2003.  The increase was mainly attributable to $907,000 of employee incentive compensation related to achievement of incentive compensation targets.  It should be noted that the prior year included $162,000 related to a refund of prior years insurance fees and costs that served to offset overall expenses.

Interest

The swing from net interest expense in fiscal 2003 to net interest income in fiscal 2004 relates to increased funds available for investment during the year in addition to lower utilization of our foreign lines of credit.

Income Taxes

The effective tax rate increased to 37.7% in fiscal 2004 compared to 35.7% in the prior year.

I believe this fully addresses each of your comments and fulfills your requests for supplemental information.  If you or your staff have further questions, please contact the undersigned.

Sincerely,

INTERNATIONAL ALUMINUM CORPORATION

/s/ Mitchell K. Fogelman
Mitchell K. Fogelman
Sr. Vice President - Finance